Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, IL 60154
January 9, 2009
Mr. James Giugliano
Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
RE:	Corn Products International, Inc. Form 10-K for fiscal year ended December 31, 2007 Filed February 29, 2008 Schedule 14A Filed April 4, 2008 File No. 1-13397
Dear Mr. Giugliano:
     Set forth below are the comments from the Staff’s letter dated November 26, 2008 with respect to the Form 10-K of Corn Products International, Inc. (the “Company”) that was filed with the SEC on February 29, 2008 and the Company’s Schedule 14A filed April 4, 2008 and the Company’s responses to those comments. Our responses include additional disclosures that we propose to include in the Company’s annual report on Form 10-K for the year ended December 31, 2008, which is currently in process and the Schedule 14A for the Company’s annual meeting of stockholders which is scheduled to be held May 20, 2009. The disclosure would be updated to reflect information for 2008 as appropriate. We set forth the Staff’s comments and our responses below.
Form 10-K for the year-end December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 22
1.	We note you identify general factors that have impacted your year over year results of operations without providing quantitative analysis of the impact of all significant factors. For example, on page 23 of your 2007 Compared to 2006 discussion of cost of sales you state, “This increase principally reflects higher

U.S. Securities and Exchange Commission
January 9, 2009

corn costs...and increased sales volume.” Similarly, on page 24 in your discussion of operating income, you state, “South America operating income increased 37 percent...primarily reflecting significant earnings growth in Brazil driven by higher product pricing, increased demand and a stronger local currency.” Please expand your disclosure to quantify the impact of the increases in volumes versus the increases in prices. Please also disclose whether these trends are indicative of your expectations for pricing and volume trends in future periods. Furthermore, please identify any distinct business developments or external events that have affected, or are expected to affect, cost and volume trends. Please refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” which can be located at our website at:
http://www.sec.gov/rules/interp/33-8350.htm
In responding to this comment, please provide us with a sample of your proposed expanded disclosure.
Response:
Our ability to sell our products at prices that enable us to recover changes in corn costs is the most important driver of profitability in our business. In future filings we will add disclosure similar to the following additional underlined disclosure to quantify changes in total company corn costs. In addition, in future filings we will include in our discussion of net sales the quantification of our co-product sales, which are by-products from our manufacturing process and contribute towards the recovery of our gross corn costs. We believe the combination of these two items will be a meaningful disclosure to the reader of our financial statements. As for the impact of increases/decreases in volume versus prices, our discussion of net sales quantifies the impact of these changes and captures the critical drivers of our sales and profit growth. The disclosures pertaining to net sales, cost of sales and operating income are consistent with how we manage the business.
“Cost of Sales. Cost of sales for 2007 increased 27 percent to $2.81 billion from $2.21 billion in 2006. This increase principally reflects higher corn costs, currency translation associated with the weaker US dollar and increased sales volume. Corn costs for 2007 increased approximately 38 percent over the prior year. Currency translation attributable to the weaker US dollar caused cost of sales to increase approximately 4 percent from 2006. Energy costs for 2007 increased approximately 3 percent over the prior year. Our gross profit margin for 2007 was 17 percent, compared with 16 percent in 2006, principally reflecting improved profitability and margins in North America and South America as higher selling prices for our products were able to recover increases in corn and other costs.”
Given the materially different economic situation in the latter part of 2008 from that prevailing in 2007 and the substantially greater volatility in 2008 corn prices, we expect to discuss certain trends and uncertainties in the MD&A section of our 2008 Form 10-K. In particular, we expect to address the global economic crisis and potential effects that it

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may have on demand for our products, the volatility in corn costs and its potential effect on product pricing and co-product values, and any related potential impacts on liquidity.
Financial Statements and Supplementary Data, page 42
2.	Please expand your disclosure to include Schedule II, “Valuation and Qualifying Accounts” for your valuation and qualifying accounts and reserves, including your allowance for doubtful accounts and deferred tax asset valuation allowance, or tell us why you believe such schedule is not required. Refer to Rules 5-04 and 12-09 of Regulation S‑X.
Response:
The Company had reviewed Rules 5-04 and 12-09 of Regulation S-X. Based on the disclosures in the notes to the financial statements, the lack of significant fluctuations in these accounts and the amounts related to the allowance for doubtful accounts and deferred tax asset valuation, the Company determined that Schedule II, “Valuation and Qualifying Accounts” was not required.
Please note that the Company disclosed its allowance for doubtful accounts receivable in Note 9, “Supplemental Information.” The allowance for doubtful accounts was $4 million at December 31, 2007 and $5 million and December 31, 2006.
Please also note that the Company did disclose its valuation allowance for deferred tax assets in Note 7, “Income Taxes.” The valuation allowance was $26 million at December 31, 2007 and $24 million at December 31, 2006.
Should the Company’s valuation and qualifying accounts and reserves increase to more significant amounts in the future, we would provide the information requested in Schedule II.
Notes to the Consolidated Financial Statements
General
3.	Per your disclosure on page 19, we note the existence of two legal complaints against the company: Sun-Rype Products, Ltd. v. Archer Daniels Midland, et al. and Ali Holdco, Inc. v. Archer Daniels Midland. Please expand your financial statement disclosure regarding these contingencies in accordance with paragraphs 9 and 10 of FAS 5, or tell us why such disclosure is not necessary.
Response:
The disclosure of these complaints in Item 3, “Legal Proceedings” of our 2007 Form 10-K was considered informative disclosure. These cases were initially disclosed in Form 10-Q for the period ending March 31, 2006, which was filed shortly after we were served with the complaints. The Company has continued to disclose developments in these cases in its periodic reports. However, we do not believe that the outcome of these legal complaints will be material to us. Given the unlikelihood that these complaints will result in a material loss (if any) against us, we do not believe that disclosure in the notes to the

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January 9, 2009

consolidated financial statements is required and we are currently expecting to remove discussion of these complaints from our 2008 annual report on Form 10-K on the basis that such disclosure is not required under Item 103 of Regulation S-K.
Note 9 – Supplementary Information, page 68
4.	Please expand your disclosure regarding your natural gas purchase agreement (between CPO Brazil and Comgas) to include the requirements of paragraph 7 of FAS 47, or tell us why you believe such disclosure is not necessary. In addressing parts “b” and “c” of paragraph 7 of FAS 47, consider disclosing the volume purchase requirements and the current or future pricing considerations necessary to determine your financial commitment under the agreement.
Response:
Please note that certain information required by paragraph 7 of FAS 47 can be derived from our disclosures included in the “Contractual Obligations and Off Balance Sheet Arrangements” section of our MD&A. However, the Company will add disclosure similar to the following additional underlined disclosure in the notes to the financial statements of its 2008 annual report on Form 10-K.
“On January 20, 2006, Corn Products Brazil (“CPO Brazil”) entered into a Natural Gas Purchase and Sale Agreement (the “Agreement”) with Companhia de Gas de Sao Paulo – Comgas (”Comgas”). Pursuant to the terms of the Agreement, Comgas supplies natural gas to the cogeneration facility at CPO Brazil’s Mogi Guacu plant. This Agreement will expire on March 31, 2023, unless extended or terminated under certain conditions specified in the Agreement. During the term of the Agreement, CPO Brazil is obligated to purchase from Comgas, and Comgas is obligated to provide to CPO Brazil, certain minimum quantities of natural gas that are specified in the Agreement. The price for such quantities of natural gas is determined pursuant to a formula set forth in the Agreement. The price may vary based upon gas commodity cost and transportation costs, which are adjusted annually; the distribution margin which is set by the Brazilian Commission of Public Energy Services; and the fluctuation of exchange rates between the US dollar and the Brazilian real. We estimate that the total minimum expenditures by CPO Brazil through the remaining term of the Agreement will be approximately US$258,000,000, based on current exchange rates as of December 31, 2007 and estimates regarding the application of the formula set forth in the Agreement, spread evenly over the remaining term of the Agreement. CPO Brazil will make payments of approximately $17 million in each of the next five years in accordance with the Agreement.
The amount of gas purchased under this Agreement for the years ended December 31, 2007, 2006 and 2005 was $20 million, $19 million and $17 million, respectively.”

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January 9, 2009

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 79
5.	We note you disclose your management has concluded your “disclosure controls and procedures are effective in providing reasonable assurance that all material information required to be filed in this report has been recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” The definition of disclosure controls and procedures in Rule 13a-15(3) of the Exchange Act also includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined. Please apply this comment to all future quarterly and annual filings in which you discuss disclosure controls and procedures.
Response:
The Company will make the following modification in future filings to the Evaluation of Disclosure Controls and Procedures:
“ITEM 9A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures (a) are effective in providing reasonable assurance that all material information required to be filed in this report has been recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

U.S. Securities and Exchange Commission
January 9, 2009

Management’s Report on Internal Control over Financial Reporting, page 79
6.	We note your disclosure that “Management’s assessment of the effectiveness of our internal control over financial reporting has been audited by KPMG LLP...” Item 308(a)(4) of Regulation S-K requires that you include a statement that the registered public accounting firm that audited the financial statements included in the annual report issued an attestation report on your internal control over financial reporting, not on management’s assessment of the effectiveness of your internal control over financial reporting. As such, please revise to comply with the requirements of Item 308 of Regulation S-K.
Response:
The Company will make the following modification to the last paragraph of Management’s Report on Internal Control over Financial Reporting.
“Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework of Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007. ~~Management’s assessment of~~ The effectiveness of our internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report included herein.”
Exhibit List, page 81
7.	Your exhibit list does not appear to include any agreements or other documents concerning the related party transactions described on page 42 of your Proxy Statement filed on April 4, 2008. Please confirm that all required material contracts have been filed as exhibits, pursuant to Item 601(b) of Regulation S-K.
Response:
The Stockholders Agreement between us and Arancia Industrial, S.A. de C.V. and Promociones Industriales Aralia, S.A. de C.V. was filed as Exhibit 2 to our Current Report on Form 8-K dated October 21, 1998. This agreement will be incorporated by reference into our annual reports on Form 10-K so long as it continues to constitute a material contract under Item 601(b) of Regulation S-K. While we disclosed the transactions between our Mexican subsidiary and companies owned or controlled by members of the Aranguren family under Item 404 of Regulation S-K, each agreement is a “contract such as ordinarily accompanies the kind of business conducted by the

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registrant and its subsidiaries.” No officer, director, promoter, voting trustee, security holder named in the report or underwriter is a party to any of these transactions and the prices we pay in these transactions are, as disclosed, at competitive market rates. In addition, these transactions are not otherwise within any of the exceptions stated in Item 601(b)(10)(ii)(A)-(D). Accordingly, they are not contracts required to be filed under Item 601(b) of Regulation S-K. The Separation Agreement with Mr. Hebble did not become effective until the first calendar quarter of 2008 and was filed as Exhibit 10.19 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
Schedule 14A (Definitive Proxy Statement) filed April 4, 2008
8.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
Response: See comments to specific items below.
Proposal 1, Election of Directors, page 6
9.	In a number of your sketches, there are gaps or ambiguities with regard to positions held during the entire five-year period that Item 401(e) of Regulation S-K requires you to discuss. For example, it is unclear when Mr. Hanrahan began his service to The AES Corporation as its President and CEO, and the sketches you provide for Ms. Hendricks and Mr. Kastory (as well as those for Ms. Hynes and Mr. Saucier in the corresponding disclosure at page 11 of the Form 10-K) also require revision. For each officer and director, please disclose the month and year when each listed position began and ended within the five-year timeframe.
Response:
We will provide the requested expanded disclosure in all future filings.
Compensation Discussion and Analysis
Annual Incentive Plan, page 21
10.	You disclose the 2007 target level performance objectives for each of the named executive officers with regard to earnings per share ($1.95 per share) and cash flow from operations ($233 million), and you explain how actual performance for 2007 compared to these target level performance objectives. However, you omit divisional operating income target level performance objectives for two of your named executive officers, Messrs. Fortnum and

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January 9, 2009

Fiamenghi, stating that the objectives were “challenging but attainable” and provide for reference some historical information about the achievement of divisional operating income goals over the past five years. Please revise to disclose all qualitative and quantitative performance targets or goals established during 2007 and for 2008 under the Annual Incentive Plan, if material. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.

If disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. And, in that case, discuss how difficult it was or will be to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.
Response:
We will provide disclosure of the divisional operating income target level performance objectives in our future filings comparable to the following disclosure.
          “For 2007, the performance goals for each of the named executive officers were established by the Committee and were based upon our annual business plan. The following chart sets forth our 2007 fiscal year performance goals established for each named executive officer for 2007 as well as the actual results achieved:
Summary of 2007 Fiscal Year Goals and Actual Results under the Annual Incentive Plan for the Named Executive Officers

2007
	Target-	2007
	Level	Financial
Financial Metrics	Goals	Results
Earnings per Share	$ 1.95	$ 2.59
Cash Flow from Operations	$233 million	$258 million
North America Division Operating Income	$173 million	$240 million
South America Division Operating Income	$92 million	$115 million
          The $1.95 earnings per share goal was above the midpoint of our annual earnings guidance as of January 30, 2007 and reflected an approximately 20% increase over our 2006 earnings per share. The divisional operating income target award levels were established at levels anticipated to be challenging but attainable if the goals set for corporate results were achieved. Our actual 2007 earnings per share and cash flow from operations results were achieved at record levels. The 2007 North America Division operating income includes for purposes of the Annual Incentive Plan $6 million of operating income associated with our investment in the Chicago Board of Trade Holdings, Inc. upon its July 2007 merger with Chicago Mercantile Exchange Holdings, Inc., which created the CME Group Inc. This $6 million of operating income was included at the corporate level in our financial statements.”

U.S. Securities and Exchange Commission
January 9, 2009

Performance Shares, page 23
11.	You state that “half of the performance shares granted in 2008 will be earned based on a matrix that combines a compounded annual earnings per share growth goal with ROCE results for the three-year performance period.” Please disclose all qualitative and quantitative performance targets or goals established for the performance shares, if material. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.
Response:
Consistent with Instruction 2 to Item 402(b) of Regulation S-K, in the proxy statement for our 2008 annual meeting we disclosed that the metrics to be used for the 2008 performance share grants under our long-term incentive plan are not the same as those used for grants in previous years. The grants awarded in 2008 will be earned over a three-year period ending in 2010 and, accordingly, were not compensation in 2007, which was the subject of the disclosure in our proxy statement for our 2008 annual meeting of stockholders. The disclosure regarding the 2008 grants was included in the proxy statement for our 2008 annual meeting because of the possibility that the change in the nature of the performance goals for future periods could “affect a fair understanding of the named executive officer’s compensation for the last fiscal year” as discussed in Instruction 2 to Item 402(b) of Regulation S-K. In our future filings, we will disclose the specific performance targets, including the compounded annual earnings per share and ROCE targets, as well as the actual performance, for completed performance periods. Subject to updating, the disclosure is expected to be in the same format as that used in the proxy statement for our 2008 annual meeting. We will also describe the nature and manner of calculation of any material changes to the performance targets applicable to incomplete or future periods. However, as was the case with respect to the proxy statement for our 2008 annual meeting, we would not expect that disclosure in the future of specific targets applicable to incomplete or future periods would be (a) material to a reader of our proxy statement or (b) likely to affect a fair understanding of our named executive officers’ compensation for completed years.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (708) 551-2631. Please direct any comments or questions you may have relating to the accounting responses to Robin Kornmeyer at (708) 551-2613.

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January 9, 2009

Sincerely,
/s/ Cheryl K. Beebe
Cheryl K. Beebe
Chief Financial Officer